David Lubin & Associates, PLLC
5 North Village Avenue
Rockville Centre, New York 11570

August 14, 2009

Via Edgar and Federal Express
Ms. Kate Tillen
Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3030

Re:	Helix Wind, Corp.
Form 10-K for the fiscal year ended December 31, 2008, filed February 10, 2009
Amendment No.1 to Form 10-K for the fiscal year ended December 31, 2008, filed April 7, 2009
Form 10-Q for the quarterly period ended March 31, 2009
Forms 8-K dated February 11, 2009, March 31, 2009 and June 24, 2009
(File No. 000-521070)

Dear Ms. Tillen:

We are counsel to Helix Wind, Corp. (the “Company”). We hereby submit on behalf of the Company a response to the letter of comment, dated July 24, 2009 (“Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2009 (“Form 10-K”), Amendment No.1 to the Form 10-K, Form 10-Q for the quarterly period ended March 31, 2009 (“Form 10-Q”) and Forms 8-K dated February 11, 2009, March 31, 2009 and June 24, 2009.

The Company’s responses are numbered to correspond to the Commission’s comments and are filed in conjunction with Amendment No. 2 on Form 10-K/A, Form 10-Q/A and Forms 8/A. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of the Form 10-K/A and Form 10-Q/A marked to show changes from the prior as filed documents.

August 14, 2009

Form 10-K for the fiscal Year ended December 31, 2008

Item 9A(T). Controls and Procedures, page 18

Disclosure Controls and Procedures, page 18

Comment No. 1:

We note your disclosure refers to the conclusion of your CEO and CFO on the effectiveness of your disclosure controls and procedures during the period covered by your Form 10-K. Please note that Item 307 of Regulation S-K requires you to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10-K, which in this instance is December 31, 2008. Please amend your Form 10-K to provide the required conclusion.

Response:

The Company has amended its Form 10-K to disclose the conclusions of its principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Form 10-K and will make such disclosure in future filings as of the end of the period covered by the report being filed.

Comment No. 2:

Further, we note that you refer to the definition of disclosure controls and procedures in Exchange Act Rules 13a-14(c) and 15d-14(c). Please revise your disclosure in future filings, including any amendments, to include the correct reference to the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:

The Company will include the correct reference to the definition of disclosure controls and procedures  in Exchange Act Rules 13a-15(e) and 15d-15(e) in future filings.

Comment No. 3:

We note your disclosure that your CEO and CFO concluded that your disclosure controls and procedures are “effective to ensure that material information relating to [you] is recorded, processed, summarized, and reported in a timely manner.” The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respect to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

August 14, 2009

Response:

The Company will revise the disclosure to be substantially similar to the language that appears in the definition of “disclosure controls and procedures” in Rule 13a-15(e) in future filings.

Internal Control Over Financial Reporting, page 19

Comment No. 4:

From the disclosure in this section, it does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2008.  Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.  If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In addition, please evaluate how management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report.  In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Response:

At December 31, 2008, the Company was a shell company. Accordingly, an assessment of the Company’s internal control over financial reporting would not have been meaningful since the Company had no operations as of such date.  The Company currently has operations and internal controls in place, a report of management and appropriate related disclosure will be included in the Company’s future filings.

Comment No. 5:

Please note that, as required by Rule 308(T)(a), your management’s annual report on internal control over financial reporting included in the amended 10-K, should include the following:

August 14, 2009

●	A statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;

●	A statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting; and

●
Management’s assessment of the effectiveness of your internal control over financial reporting as of December 31, 2008, including a statement as to whether or not internal control over financial reporting is effective.  This discussion must include disclosure of any material weakness in your internal control over financial reporting identified by management.

Response:

As noted in the Company’s response to Comment 5 above, the Company was a shell company at December 31, 2008. Management’s annual report on internal control over financial reporting to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, will include the language in the above bullets.

Comment No. 6:

Please also amend the filing to include the statement required by Item 308T(a)(4) of Regulation S-K regarding the fact that management’s report was not subject to attestation by your registered public accounting firm.

Response:

As noted in the Company's response to Comment 5 above, the Company was a shell company at December 31, 2008.  The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 will be amended to include the statement substantially in the form set forth in Item 308T(a)(4) that management’s report is not subject to attestation by the Company’s registered public accounting firm.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31. 2008

Financial Statements, page F-l

Note 3, Notes and Loan Payable, page F-10

Comment No. 7:

Please tell us the status of your settlement agreement with Bluewater. Discuss the terms which require you to provide them with a new promissory note if the net proceeds from their sale of the 11 million common shares you issued to them in settlement of your debt are below $95,876. Please tell us why you did not disclose these terms in Note 10 of your interim financial statements included in your March 31, 2009 Form 10-Q.

August 14, 2009

Response:

As described in the Company's Form 8-K filed with the Commission on December 22, 2008, the Company settled with BlueWater Partners, S.A. with respect to the $99,876 which was owed to BlueWater from the Company for monies lent to the Company from March 2007 through September 2008. The settlement agreement among BlueWater, other debtholders and the Company was approved by the New York Supreme Court and shares were issued to BlueWater and other debtholders in full satisfaction and release of such debt. Accordingly, no additional promissory note is to be issued to BlueWater or other debtholders as the debt was satsifed in full as a result of the share issuances. Regardless of the sale proceeds of the shares by BlueWater and other debtholders there are no further obligations or liabilities between BlueWater and the Company. The issuance of the 11 million shares in exchange for the extinguishment of the outstanding debt was deemed to have occurred on March 25, 2009, the date the settlement was approved by the court and accordingly, as of March 31, 2009, no debt contingency existed.

Exhibit 31.1 and 31.2

Comment No. 8:

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, including any amendments, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601(31) of Regulation S-K.

Response:

The Company will revise the identification of the certifying individual at the beginning of the certification to delete such individual’s title in future filings.

Comment No. 9:

We note that you replaced the words “the registrant” or “the registrant’s” with “Clearview” or “Clearview’s” in paragraphs 3,4, 4(a), 4(c), 4(d), 5, 5(a) and 5(b) of the certifications. We note that you replaced the phrase “The registrant's other certifying officer and I are” with the phrase “As Clearview's certifying officer, I am” at the beginning of paragraph 4. We also note that you replaced the phrase “The registrant’s other certifying officer and” with the phrase “As Clearview’s certifying officer,” in the beginning of paragraph 5. Please revise future filings, including any amendments, to present the certifications in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

August 14, 2009

Response:

The Company will revise the certifications in future filings to present the exact form as set forth in Item 601(b)(31) of Regulation S-K.

Form 8-K dated February 11, 2009

Comment No. 10:

From page 18 we note that there were 5,135,011 shares of common stock outstanding prior to the merger.  Please reconcile this with the number of shares outstanding as of December 31, 2008 as stated on page F-2 of Amendment No. 1 of your Form 10-K.

Response:

As of December 31, 2008, the Company had 54,315,086 shares issued and outstanding. Prior to and as a condition to the merger, an aggregate of 49,180,075 shares were returned to treasury and cancelled, leaving 5,135,011 shares outstanding immediately prior to the merger.

Form 8-K dated March 31, 2009

Exhibit 99.1

Note 6. Debt, page 16

Comment No. 11:

Please tell us and include in future filings, including any amendments, a summary of the significant terms of the convertible notes, including maturity dates, interest rates and conversion terms. We note that the conversion price is based on the price established in the Series A financing. Please tell us the terms of the notes related to the conversion price and maturity date in the event that the Series A financing did not occur.

Response:

The convertible notes have a three-year term and are convertible into common stock of the Company at $0.50 per share, subject to anti-dilution adjustments. The Company may require the noteholder to convert all or part of the outstanding principal and interest under the note if its stock trades at $1.50 per share or higher and has at a daily trading volume of at least 200,000 shares for three consecutive days, or upon change of control of the Company.  The note also provides the holder with registration rights and participation rights for new securities. These terms are also applicable in the event the SeriesA financing did not occur.

August 14, 2009

Comment No. 12:

Please tell us about your evaluation of the terms of the convertible notes under U.S. GAAP in determining the proper accounting for the notes, including the conversion feature, any discount on the conversion rate and any terms that would increase the interest rate.

Response:

At December 31, 2008, the Company analyzed the convertible notes payable and determined that the conversion feature is not an embedded derivative under SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

The Company then determined whether the notes would be classified as stockholders’ equity by applying EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

EITF 00-19 excludes from its scope “conventional” convertible debt, as described in EITF 05-2, The Meaning of “Conventional Convertible Debt Instrument”.  Conventional convertible debt is debt with a fixed price attached to the stock.  The Company concluded the embedded conversion feature did not meet the requirements of SFAS 133 and is excluded from the scope of EITF 00-19 as its conversion features were “conventional”.

The Company then determined that the embedded conversion feature of the note is not a beneficial conversion feature (BCF), (whether the conversion feature has intrinsic value to the holder of the debt).  In order to be beneficial, the feature must be deemed to be in-the-money at the date the agreement was reached.  Since the embedded conversion option was contingent upon the Company’s successful completion of series A financing which did not occur at the time of the balance sheet date, the value of the BCF was not determinable at that time.  Therefore, the accounting for the BCF will be recognized upon the occurrence of the series A financing.

Subsequent Events, page 19

Comment No. 13:

Please show us how you determined the number of shares of common stock to reserve for the conversion of the notes exchanged in the merger. Relate the number reserved to your disclosure in Note 6 with respect to the 12% notes.

Response:

At December 31, 2008, Helix Wind 12% convertible notes payable totaled $2,071,813 as disclosed in Note 6.  In connection with the closing of the merger with Clearview Acquisitions, Inc. on February 11, 2009, the holders of the 12% convertible notes exchanged all outstanding Helix Wind 12% convertible notes for Clearview 9% convertible notes.  The term of the 9% convertible note was 3 years and the conversion price was $0.50 per share.  At February 11, 2009, the 9% convertible notes totaled $2,234,578 as disclosed in Note 5 as exchange notes in the Company’s quarterly report on  Form 10-Q for the period ended March 31, 2009.  This included the principal amount of $2,071,813 at December 31, 2008 plus accrued interest at 12% through February 11, 2009 and a 10% premium.  At a conversion price of $0.50 per share the exchange notes at February 11, 2009 would convert into 4,469,156 shares all of such notes were converted into common stock at that date.  However, if the note holders elected not to convert the notes into the Company’s common stock until the end of the three year term, the number of shares convertible under the notes would continue to increase as a result of 9% interest accruing  annually.  Therefore, the Company reserved 5,753,917 shares for the 9% convertible notes to cover the additional accrued interest over the 3 years if the notes were not converted into common stock until the end of the term.

August 14, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Financial Statements, page 3

Condensed Consolidate Statements of Operations, page 4

Comment No. 14:

Please reconcile the amount of interest expense of $ 12,312,115 for the three months ended March 31, 2009 with the disclosures in notes 5 and 6.

Response:

The reconciliation of the $12,312,115 interest expense for the three months ended March 31, 2009 with the disclosures in the notes 5 and 6 is as follows:

Note 5: Amortization of debt discount:

Exchange Notes	99,315

Reverse Merger Notes	28,889

New Convertible Notes	1,300

Other Convertible Notes	3,336

Note 6: Derivative liabilities:

Issuance of derivative warrant liability	10,611,785

Change in fair value of derivative liability	1,282,760

Other interest:

Bank interest and capital leases	1,103

Accrued interest for debt premiums	70,361

Loss on debt extinguishment	213,266

Total	12,312,115

August 14, 2009

Note 2.  Basis of Presentation and Summary of Significant Accounting Policies, page 8 GoingConcern, page 9

Comment No. 15:

You disclose the amount of your working capital deficit net of your derivative liability. Please tell us how you considered Item 10(e) of Regulation S-K in this presentation, including Item 10(e)(l)(ii)(C) thereof.

Response:

The Company’s presentation of its working capital deficit position will be revised in future filings to exclude non-GAAP financial measures.

Note 5. Debt, page 16

Comment No. 16:

Please tell us and include in future filings, including any amendments, a summary of the significant terms of the notes included in short term debt, the exchange notes, the reverse merger notes, the new convertible notes, the other convertible notes and the related warrants, including maturity dates, interest rates, conversion terms, vesting and liquidated damages. It should be clear from your disclosure how you are accounting for these instruments and why given the terms disclosed in the notes. For example, ensure that the terms that caused you to account for the warrants as liabilities are disclosed in the notes and discuss how you are accounting for and classifying the conversion feature of the notes and why.

Response:

The Company will include in future filings the material terms of the convertible notes and related warrants.  All of the notes bear interest at 9%, have a three-year term and convert into common stock of the Company at a conversion rate of $0.50 per share.  The Company issued 7,599,672 warrants with the convertible notes payable issued during the first quarter of 2009. The convertible notes and warrants contain an anti-dilution provisions which “re-set” the conversion rate and exercise price if any subsequent equity linked instruments are issued with rates lower than those of the outstanding equity linked instruments. The warrants have an exercise price of $0.75 per share for each share of the Company issuable upon conversion of the note.  The warrants expire five years from issuance and contain cashless exercise provisions which are settled in shares.

The Company evaluated these instruments under SFAS 133 and determined that the anti-dilution provision contained in the convertible notes payable and warrants met the requirements as a derivative liability, specifically under the guidance of EITF 07-5 as it was determined that these instruments were not linked to its own stock.

August 14, 2009

The objective of EITF Issue No. 07-5 is to determine whether a financial instrument or an embedded feature qualifies for the first part of the scope exception (“indexed to its own stock”) described in paragraph 11(a) of SFAS No. 133. If a financial instrument is otherwise a derivative as defined by SFAS No. 133 and does not qualify under the exception described above, it must be reported as a derivative and accounted for at estimated fair value.

Comment No.17:

While we note that the disclosure in note 6 states that the warrants and the conversion features of the notes payable are accounted for as derivative liabilities under EITF 00-19 as these instruments have common stock conversion reset features, we note that this disclosure is not consistent with your disclosure on pages 17 and 18 that the conversion features of the reverse merger notes, new convertible notes and other convertible notes were accounted for under EITF 00-27. We also did not locate where you had summarized the conversion reset features that would cause these instruments to be accounted for as derivative liabilities. In addition, the allocation and valuation of the conversion feature does not appear to be entirely consistent with either SFAS 133 and EITF 00-19 or EITF 00-27.

Response:

The Company notes that the references to EITF 00-19 and EITF 00-27 are not applicable to the Company’s notes payable and warrants.  Accordingly, the Company will incorporate disclosure in future filings as follows:

The conversion features of both the convertible debt and warrants were analyzed under SFAS 133.  Under this guidance, bifurcation of the conversion option from the host contract and separate accounting as a derivative may be necessary if (i) the conversion feature is not clearly and closely related to the host contract (ii) the hybrid instrument is not accounted for at fair value and (iii) a separate instrument with the same terms as the embedded instrument would qualify as a derivative instrument and be subject to the requirements of SFAS 133.  The Company notes these criteria were met.

SFAS 133, paragraph 11(a) specifies that if a contract is (i) indexed to the Company’s own stock and (ii) would be classified in shareholders’ equity if it were a free standing instrument, the conversion option would be excluded from the scope of this guidance.  To determine if the conversion option was indexed to the Company’s own stock, the Company applied EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock”.  The Company applied the two step approach as defined by EITF 07-5.  In assessing step 2, evaluating the conversion instrument’s settlement provisions, the Company concluded that, pursuant to the guidance, the anti-dilution provision or reset provision met the criteria of EITF 07-5.

Pursuant to SFAS 133, derivative instruments will be recognized as either assets or liabilities, depending on the rights or obligations under the contract.  Based on the terms of the host contract, the Company has determined that this clearly meets the definition of a derivative liability due to the contracts’ obligations.  Derivative instruments shall also be measured at fair value with gains and losses recognized in current earnings.

August 14, 2009

Comment No. 18:

Please tell us how you evaluated the significant terms of each of the notes and warrants in determining the appropriate accounting. Discuss the accounting literature you relied upon and how you applied that literature to your facts and circumstances. Show us your accounting entries to record these transactions.

Response:

As noted in the Company’s response to Comment 17, the significant terms of each of the notes and related warrants were evaluated under SFAS 133.  Based on the Company’s evaluation of the convertible notes, it was clear that the conversion feature of the notes would require bifurcation under the guidance, specifically paragraph 12 of SFAS 133 as the following conditions were met:

1.     The conversion feature is not clearly and closely related to the host contract

2.     The hybrid instrument is not accounted for at fair value

3.     A separate instrument with the same terms as the embedded instrument would qualify as a derivative instrument and be subject to the requirements of SFAS 133

The instrument did not meet the scope exception as defined by paragraph 11(a) of SFAS 133 which was evaluated under EITF 07-5.

The warrants were evaluaed under the same guidance and the Company reached the same conclusion.  The warrants contain the same anti-dilution provisions for subsequent issuances of any type of equity linked instrument.  The warrants are also determined to not be indexed to the Company’s own stock pursuant to EITF 07-5 and therefore meet the criteria of derivative instruments under SFAS 133.

Pursuant to SFAS 133, these instruments are to be measured at fair value with gains and losses to be recognized in current earnings.

During the quarter ended March 31, 2009, warrants were issued on February 11, 2009, February 15, 2009, February 28, 2009 and March 31, 2009.  The fair values of these warrants were calculated using the Black-Scholes Option Pricing Model.  The assumptions used for the pricing model were as follows:

February 11, 2009 – Stock price of $1.90, exercise price of $0.75, expected life of 5 years, discount rate of 1.76%, expected volatility of 59%.  The warrant value based on these assumptions was calculated at $1.38.  There were a total of 6,919,158 warrants issued on this date for a total fair value of $9,555,974.

August 14, 2009

February 15, 2009 – Stock price of $1.90, exercise price of $0.75, expected life of 5 years, discount rate of 1.88%, expected volatility of 59%.  The warrant value based on these assumptions was calculated at $1.38. There were a total of 24,064 warrants issued on this date for a total fair value of $33,288.

February 28, 2009 - Stock price of $2.00, exercise price of $0.75, expected life of 5 years, discount rate of 1.99%, expected volatility of 59%.  The warrant value based on these assumptions was calculated at $1.478. There were a total of 56,450 warrants issued on this date for a total fair value of $83,439.

March 31, 2009 - Stock price of $2.10, exercise price of $0.75, expected life of 5 years, discount rate of 1.67%, expected volatility of 59%.  The warrant value based on these assumptions was calculated at $1.565. There were a total of 600,000 warrants issued on this date for a total fair value of $939,084.

Total fair value of all warrants issued for the first quarter of 2009 was $10,611,785.  The journal entry for the fair value of the warrants was:

Interest expense	10,611,785

Derivative liability – warrants	(10,611,785)

The convertible notes were issued on the same dates as noted above for the warrants.  The fair value of the embedded conversion feature was calculated using the conversion price as set in the host contract of $0.50 and the fair value of the common stock of the Company on the date the convertible notes were issued.

The Company used this intrinsic value as the fair value of the embedded conversion feature as the best estimate of its fair value – the best reasonable and supportable measurement.  This resulted in convertible notes of $3,299,836 being issued during the quarter ended March 31, 2009 with a value of the embedded conversion feature of the convertible notes of $3,299,836.  The journal entry for the fair value of the embedded conversion option was:

Discount on convertible notes	3,299,836

Derivative liability – notes	(3,299,836)

Because both of these instruments were classified as derivative liabilities, a mark-to-market valuation was necessary at March 31, 2009.  The fair value of the warrants at March 31, 2009 using the Black-Scholes Option Pricing Model was $1.565 as noted above under the March 31, 2009 assumptions.  This value was multiplied by the total outstanding warrants of 7,599,672 for a total value of $11,894,545.  The change in fair value of the warrants was therefore $1,282,760 (11,894,545 – 10,611,785).  The entry for the change in fair value was:

Interest expense	1,282,760

Derivative liability – warrants	(1,282,760)

August 14, 2009

The fair value of the embedded conversion option did not change at March 31, 2009.  The fair value of the Company’s common stock at March 31, 2009 was $2.10 compared to the conversion price of the convertible debt of $0.50.  This resulted in a fair value of $3,299,836.

The related discount (initially recorded when the debt was issued) was amortized over the term of the note (36 months).  Total amortization for the quarter ended March 31, 2009 was $132,840.  The entry for the amortization was:

Interest expense	132,840

Discount on convertible notes	(132,840)

Comment No. 19:

Please show us how you determined the amount of the discount for each of the exchange notes, the reverse merger notes, the new convertible notes and other convertible notes.  In this regard, discuss the method of any valuations and allocations and discuss the accounting literature relied upon as the basis for determining the valuation and allocation.

Response:

Please see the Company’s response above to Comment 18 which discusses in detail the valuation of the discount.  The Company notes that the full amount of the conversion feature was allocated to the convertible notes.  Had these notes not qualified as derivative liabilities, their relative fair values (warrants and conversion features) would have been allocated to the convertible notes in the form of a debt discount.

Comment No. 20:

In your response to the above comments, please tell us why the embedded conversion feature of the exchange notes was calculated using an “effective conversion price, but limited to its fair value allocation” as disclosed on page 17. Discuss how you determined the effective conversion price, why you used fair value to measure the conversion feature and why you limited the fair value allocation with reference to the accounting literature you relied upon in determining the appropriate valuation and allocation.

Response:

Please see the Company’s response above to Comment 18.  The Company will modify its disclosure in future filings to ensure there is clear discussion regarding the valuation of the embedded conversion feature pursuant to SFAS 133.  The Company used fair value to measure the conversion feature since this conversion feature was required to be bifurcated and valued at fair value as defined in SFAS 133.

August 14, 2009

Comment No. 21:

Also, discuss why you valued the conversion feature of the reverse merger notes, the new convertible notes and the other convertible notes based upon fair value and not intrinsic value if you accounted for the conversion feature under EITF Topic D-60, EITF 98-5 and EITF 00-27. Refer to Issue 1 of EITF 00-27. Discuss the extent to which you used a relative fair value basis to allocate the proceeds between the note and the warrants. Refer to EITF 00-27 and APB 14.

Response:

The fair value of the embedded conversion feature was calculated using the conversion price as set in the host contract of $0.50 and the fair value of the common stock of the Company on the date the convertible notes were issued.  The Company used this intrinsic value as the fair value of the embedded conversion feature as the best estimate of its fair value – the best reasonable and supportable measurement.  The Company will modify its disclosure in future filings to indicate that the notes were classified as derivative liabilities and therefore were valued at fair value as defined in SFAS 133.

The Company notes that EITF Topic D-60, EITF 98-5 and EITF 00-27 are not relevant guidance since the requirements of SFAS 133 were met.

Comment No. 22:

In each case where you have recorded a debt discount, please tell us and disclose in future filings, including any amendments, the amortization method and period.

Response:

The Company will disclose in future filings that debt discounts will be amortized over the three-year note term of the notes using the effective interest method with respect to notes where interest will be incurred above the stated rate of interest.

Convertible Notes Payable and Convertible Notes Payable Related Party, page 16

Comment No. 23:

Please reconcile the disclosure in the paragraph preceding the table that convertible notes totaled $3,432,676 as of March 31, 2009 with the table following this paragraph showing gross convertible notes payable of $3,299,836 and net notes payable of $129,606.

Response:

The Company will revise future filings to disclose the total amount of convertible notes payable including related party as $3,299,836 and not $3,432,676 as noted in the table in Note 5.

August 14, 2009

Comment No. 24:

Please reconcile the total number of warrants issued  (7,599,672)  as shown on page 16 with the number of warrants issued with the exchange notes on page 16 of 5,753,918, the reverse merger notes on page 17 of 1,300,000, the new convertible notes on page 17 of 680,514, and the other convertible notes on page 18 of 150,000.

Response:

The number of warrants disclosed for the reverse merger notes of 1,300,000 and the new convertible notes of 680,514 and the other convertible notes of 150,000 are disclosed correctly.  The number of warrants issued in connection with the exchange notes was erroneously disclosed as 5,753,918 and should have been 5,469,158 warrants.

Exchange Notes - Convertible Notes Payable Related Party, net of discount, page 16

Comment No. 25:

Please show us how the convertible notes payable as of December 31,2008 of $2,071,813 became exchange notes of $2,234,579. Since only $1,874,448 of the 12% notes were exchanged, tell us and disclose what happened to the other 12% notes. Tell us the nature of the premium of $213,265 discussed on page 16 and how you determined the amount of and accounting for the premium.

Response:

At December 31, 2008, Helix Wind’s 12% convertible notes payable totaled $2,071,813.  Of this total, $1,874,448 was exchanged for 9% convertible notes.  This convertible note balance of $1,874,448 plus accrued interest at 12% through February 11, 2009 and a 10% premium resulted in a balance of $2,234,579 for new 9% exchange notes at February 11, 2009.    The balance of the 12% convertible notes not part of the exchange transaction is disclosed as short term debt in the Company’s financial statements. The premium was accounted for as an increase to the 12% notes and an increase to the debt discount.

Comment No.26:

We see that you recorded a loss on extinguishment of debt of $213,000 from the exchange of the 12% Notes for the 9% Notes in February 2009. Please clarify for us how you determined that the exchange should be treated as a debt extinguishment under EITF 96-19, including a discussion of the comparison of the related cash flows. Show us how you calculated the loss on debt extinguishment.

August 14, 2009

Response:

The Company analyzed the exchange transaction using EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” and EITF 06-6 “Debtor's Accounting for a Modification (or Exchange) of Convertible Debt Instruments”.  Under EITF 96-19, if a change involving the same lender, regardless of the legal form, is “substantial,” then for accounting purposes the old debt instrument is considered extinguished, and a new debt instrument should be recorded. “Substantial” is defined as a change or changes in which the present value of the cash flows under the amended or new debt is at least 10% different from the present value of the remaining cash flows under the original terms. For the purposes of this evaluation, both cash flow streams of the original and new debt instruments should be discounted at the effective interest rate used for accounting purposes of the original debt instrument.

In November 2006, the Task Force reached a consensus in EITF 06-6 that reconsidered the original consensus in EITF 05-7 and amended EITF 96-19. The consensus stipulates that, in evaluating whether a convertible debt instrument has been modified or extinguished, if any of the following three tests are met, the exchange of the debt instrument must be accounted for as an extinguishment:

●
If the change in cash flows as prescribed under EITF 96-19 is greater than 10% of the carrying value of the original debt instrument. This test would not include any changes in fair value of the embedded conversion option.

●	If the change in the fair value of the embedded conversion option is greater than 10% of the carrying value of the original debt instrument immediately before the exchange or modification.

●	If the exchange or modification added or removed a substantive conversion option from the debt instrument as defined in EITF 05-1.

The change in present value of cash flows, as prescribed in EITF 96-19, exceeds the related threshold excluding the embedded conversion feature and therefore the first test one criteria was met and the exchange transaction was accounted for as an extinguishment of debt.  The change in the present value of cash flows is due to the fair value of warrants issued with the new 9% notes where the original 12% notes had no related warrants.  The Company notes that the warrants issued with the new 9% were considered a “day one” cash flow.

The loss on extinguishment was calculated by replacing the 12% convertible notes with the new 9% convertible notes payable and the residual amount of $213,000, which represented the discount recorded on the old debt became loss to recorded on the extinguishment of the 12% convertible notes payable.

Other Convertible Notes - Convertible Notes Payable, net of discount, page 18

Comment No. 27:

Please tell us the underlying fair value of your common stock used in the calculation of fair value for the warrants and tell us how you determined that value.

August 14, 2009

Response:

The Company determined the fair value of the warrants on March 31, 2009, based on the following assumptions: Stock price of $2.10 (the close price of the Company’s common stock on March 31, 2009), exercise price of $0.75, expected life of 5 years, discount rate of 1.67%, and expected volatility of 59%.  The warrant value based on these assumptions was calculated at $1.565.  This value was multiplied by the total outstanding warrants of 7,599,672 for a total value of $11,894,545.  The change in fair value of the warrants was therefore $1,282,760 (11,894,545 – 10,611,785).

Note 6. Derivative Liabilities, page 18

Comment No. 28:

Please tell us and disclose in future filings, including any amendments, the significant assumptions underlying your Black-Scholes valuation of the warrants as of the date of issue which resulted in a valuation of $10,611,785. Please tell us why the valuation as of March 31,2009 resulted in a mark-to-market adjustment of $l,282,760.

Response:

The following significant assumptions will be disclosed in future filings:

During the quarter ended March 31, 2009, warrants were issued on February 11, 2009, February 15, 2009, February 28, 2009 and March 31, 2009.  The fair values of these warrants were calculated using the Black-Scholes Option Pricing Model.  The assumptions used for the pricing model were as follows:

February 11, 2009 – Stock price of $1.90, exercise price of $0.75, expected life of 5 years, discount rate of 1.76%, expected volatility of 59%.  The warrant value based on these assumptions was calculated at $1.38.  There were a total of 6.919,158 warrants issued on this date for a total fair value of $9,555,974.

February 15, 2009 – Stock price of $1.90, exercise price of $0.75, expected life of 5 years, discount rate of 1.88%, expected volatility of 59%.  The warrant value based on these assumptions was calculated at $1.38. There were a total of 24,064 warrants issued on this date for a total fair value of $33,288.

February 28, 2009 - Stock price of $2.00, exercise price of $0.75, expected life of 5 years, discount rate of 1.99%, expected volatility of 59%.  The warrant value based on these assumptions was calculated at $1.478. There were a total of 56,450 warrants issued on this date for a total fair value of $83,439.

March 31, 2009 - Stock price of $2.10, exercise price of $0.75, expected life of 5 years, discount rate of 1.67%, expected volatility of 59%.  The warrant value based on these assumptions was calculated at $1.565. There were a total of 600,000 warrants issued on this date for a total fair value of $930,084.

Total fair value of all warrants issued for the first quarter of 2009 was $10,611,785.  Since these warrants are classified as derivative liabilities, they we valued pursuant to SFAS 133 at March 31, 2009, the balance sheet date by multiplying the Black-Scholes Option Pricing Model of $1.565 by the total outstanding warrants of 7,599,672 for a total value of $11,894,545.  The change in fair value of the warrants was therefore $1,282,760 (11,894,545 – 10,611,785).

August 14, 2009

Comment No. 29:

Please reconcile the assumptions shown on page 19 for your valuation of the warrants as of March 31, 2009 with the assumptions disclosed in the last paragraph of note 5.

Response:

The assumptions used for the valuation of the warrants at March 31, 2009 are the stock price of $2.10, exercise price of $0.75, expected life of 5 years, discount rate of 1.67% and expected volatility of 59%, and are consistent with the table on page 19.

Comment No. 30:

Please tell us and disclose in future filings, including any amendments, how you determined the fair value of the conversion feature, including any significant assumptions, as of the date of issue and as of March 31,2009. Tell us why you do not reflect a mark-to-market adjustment for the conversion feature as of March 31,2009.

Response:

The Company will disclose in future filings the determination of the fair value of the conversion features.

The Company issued $3,299,836 of convertible notes on various dates throughout the quarter ended March 31, 2009.  The fair value of the embedded conversion feature was calculated using the conversion price as set in the host contract of $0.50 and the fair value of the common stock of the Company on the date the convertible notes were issued.

The Company used this intrinsic value as the fair value of the embedded conversion feature as the best estimate of its fair value – the best reasonable and supportable measurement.  This resulted in the fair value of $3,299,836 for the embedded conversion feature.

The fair value of the embedded conversion option did not change at March 31, 2009.  The fair value of the Company’s common stock at March 31, 2009 was $2.10 compared to the conversion price of the convertible debt of $0.50.  This resulted in a fair value of $3,299,836 and therefore no change in fair value from the date of issuance of the convertible notes payable and March 31, 2009.

Note 8. Stock-Based Compensation, page 20

Comment No. 31:

You disclose that you calculated your volatility based upon the fair value of your stock on February 11, 2009 through March 31, 2009 because you believe this to be the best indicator of the volatility of the company. Please tell us how you considered paragraphs A32 of SFAS 123R and SAB Topic I4.D.1 in determining your volatility.

August 14, 2009

Response:

The Company notes that SFAS 123(R) paragraph A32 (c) states the following for public companies:

“For public companies, the length of time an entity’s shares have been publicly traded. If that period is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available should be more relevant. A newly public entity also might consider the expected volatility of similar entities.”

The Company also notes that paragraph A32 (a) states the following:

“Volatility of the share price, including changes in that volatility and possible mean reversion of that volatility, over the most recent period that is generally commensurate with (1) the contractual term of the option if a lattice model is being used to estimate fair value or (2) the expected term of the option if a closed-form model is being used.  For example, in computing historical volatility, an entity might disregard an identifiable period of time in which its share price was extraordinarily volatile because of a failed takeover bid if a similar event is not expected to recur during the expected or contractual term. If an entity’s share price was extremely volatile for an identifiable period of time, for instance, due to a general market decline, that entity might place less weight on its volatility during that period of time because of possible mean reversion.”

Since the Company is using a closed-form model in the Black-Scholes Option Pricing Model, volatility should be calculated over the expected term of the options.  For example, the Company used an expected life of 5 years in the valuation of the employee stock options and therefore you would expect the volatility to be calculated over a 5 year period.  The Company calculated volatility from February 11 through March 31, 2009, since the Company completed its reverse merger transaction on February 11, 2009.  By excluding the volatility prior to completion of the reverse merger, the Company is disregarding an identifiable period of time not expected to re-occur.  The Company believes that the historical volatility used is the most representative since it represents the price of the stock of the Company when the Company was an operating company rather than a public shell company with no operating history.

The Company notes that SAB Topic 14.D.1 states the following:

“Statement 123R does not specify a particular method of estimating expected volatility. However, the Statement does clarify that the objective in estimating expected volatility is to ascertain the assumption about expected volatility that marketplace participants would likely use in determining an exchange price for an option.”

“The staff believes that companies should make good faith efforts to identify and use sufficient information in determining whether taking historical volatility, implied volatility or a combination of both into account will result in the best estimate of expected volatility.”

The Company believes the method used for determining the expected volatility as described above embodies the objectives set forth in both SFAS 123(R) and SAB Topic 14.D.1.

August 14, 2009

Comment No.32:

You also disclose that you based your volatility on “an industry-based index, in accordance with the calculated value method allowed under SFAS No. 123(R).”  We note that this method, as discussed in paragraph 23 of SFAS 123R is for nonpubic companies. Since it appears that you were a public company when you granted the options, please tell us why you used calculated value for your options. Please also reconcile this disclosure with the disclosure noted above that you determined volatility based on the stock price from February 11, 2009 through March 31, 2009.

Response:

The Company notes the volatility was calculated as described in its response to Comment 31, which the Company believes is consistent with the requirements for public companies. The statement in the notes that the Company used “an industry-based index, in accordance with the calculated value method allowed under SFAS No. 123(R)” is incorrect. This disclosure will be revised in future filings.

Comment No. 33:

Please tell us and revise future filings to disclose as of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which you expect to recognize the amount.  Refer to paragraph A240(h) of SFAS 123R.

Response:

The amount of unrecognized compensation cost related to non-vested awards at March 31, 2009 is $7,099,246.  The weighted average period in which this amount is expected to be recognized is 4.87 years.  The Company will revise its future filings to include such disclosure.

Note 9. Common Stock, page 22

Comment No. 34:

We see that on December 22,2008 you agreed to issue 11 million common shares in settlement of notes and accrued interest totaling $105,000. You further disclose on page 7 that the 11 million common shares were constructively issued and on page 24 you disclose that on March 25, 2009 the settlement agreement became final. Please clarify for us and revise future filings, including any amendments, to disclose whether the 11 million shares are reflected as outstanding as of March 31, 2009 or when you intend to issue the shares. We also note that the original settlement agreement was reached with the shell corporation prior to the consummation of the reverse merger. Please clarify how the reverse merger recapitalization impacted the settlement and issuance of the common shares.

August 14, 2009

Response:

The 11 million shares were issued and outstanding as of March 31, 2009 as reflected in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2009. As disclosed in the Condensed Consolidated Statement of Shareholders’ Deficit, the 16,135,011 shares issued upon the reverse merger, were comprised of the 11 million shares and 5,135,011 shares that were outstanding in the shell corporation at the time the reverse merger closed. The 11 million shares were included as part of the reverse merger recapitalization as described in the merger agreement, dated January 28, 2009 between Clearview Acquisitions, Inc. and Helix Wind. The Company’s quarterly report on Form 10-Q for the period ended March 31, 2009, also disclosed the 11 million shares as part of the Company’s capitalization in Notes 1 and 9.

Item 4T. Controls and Procedures, page 31

Disclosure Controls and Procedures, page 31

Comment No. 35:

We note the disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures “for the end of the period covered by this quarterly report”. Please amend your filing to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the quarterly report. Refer to Item 307 of Regulation S-K.

Response:

The Company has amended the Form 10-Q to disclose management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the report.

Comment No. 36:

We note your statement that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective “in all material respects.” Please note that Item 307 of Regulation S-K calls for a clear and definite statement disclosing management’s conclusion regarding whether your disclosure controls and procedures were effective or were not effective as of the end of the period. Please amend your filing to remove this qualifying language.

Response:

The Company has amended the Form 10-Q to delete the phrase “in all material respects”.

Form 8-K dated June 24. 2009

August 14, 2009

Comment No. 37:

You state in your Form 8-K filed June 26, 2009 that pursuant to a distribution agreement with Venco Power GmbH ("Venco"), dated June 24,2009, you have acquired the right to act as an exclusive wholesaler and retailer of Venco products in several countries, including Cuba. Cuba is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba. Please describe to us the nature and extent of your anticipated operations in, or other business contacts with, Cuba, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, or services you intend to provide to Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, with the government of Cuba, or entities controlled by that government.

Response:

The Company does not currently anticipate operating in or doing business with Cuba. Accordingly, reference to Cuba will be deleted from the Venco distribution agreement.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (516) 887-8200.

Very truly yours,

/s/ David Lubin
David Lubin

cc: Kevin Claudio